15026149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43515

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 16 2015
REGISTRATIONS BRANCH
17

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Strategy & Investment Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 11th Floor
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vinayak Singh 212-446-9401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Ed Hyman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

E Hyman

Signature

Chairman

Title

Notary Public

SUK HAN YEUNG
Notary Public, State of New York
No. 01YE6004715
Qualified in Queens County
~~Certificate filed in New York County~~
Commission Expires 08/12/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

International Strategy & Investment Group LLC

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Management and Member of
International Strategy & Investment Group LLC
New York, New York

We have audited the accompanying statement of financial condition of International Strategy & Investment Group LLC as of December 31, 2014. This financial statement is the responsibility of International Strategy & Investment Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. International Strategy & Investment Group LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of International Strategy & Investment Group LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group LLC at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

March 9, 2015

International Strategy & Investment Group LLC

Statement of Financial Condition

December 31, 2014 *(dollars in thousands)*	
Assets	
Cash and cash equivalents	$36,540
Restricted cash	1,789
Due from clearing and other brokers	2,340
Subscription fee receivable	1,145
Due from affiliates	100
Receivables from officers and employees	1,228
Property and equipment, net	9,253
Deferred charges	81
Other assets	701
Total Assets	**$53,177**
Liabilities and Member's Equity	
Liabilities:	
Due to affiliate	$18,559
Deferred rent	4,975
Accrued expenses	4,912
Commissions payable	1,719
Deferred income	354
Accrued employee compensation	157
Total Liabilities	30,676
Liabilities Subordinated to Claims of General Creditors	10,550
Commitments and Contingencies (Notes 6, 7 and 8)	
Member's Equity	11,951
Total Liabilities, Liabilities Subordinated to Claims of General Creditors, and Member's Equity	**$53,177**

See accompanying notes to financial statements.

1. Business

International Strategy & Investment Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the provisions of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On October 31, 2014, the Company was acquired by Evercore Partners LP ("Evercore"), a leading independent investment banking advisory firm. On October 31, 2014, Evercore contributed its members interest to its wholly owned subsidiary, Evercore Partners Services East ("East"), who is the sole member of the Company. As approved by FINRA, the Company changed its year-end from March 31 to December 31.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held-for-sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying value of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented on the statement of financial condition.

Fair Value Measurement

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as the type of product, whether the product is new and not yet

established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

As of December 31, 2014, the Company did not hold any types of investments.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Subscription fees are recorded when the client approves the service and the income is reasonably determined for invoicing, together with a corresponding deferred revenue amount. As the relevant time passes, revenue is recognized and the deferred revenue account is reduced.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

The Company's management reviews certain fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2014, no fixed assets have been deemed impaired.

Deferred Charges

Deferred charges represent amounts paid as compensation that are subject to vesting requirements ranging from 3 to 5 years. The deferred charges are amortized into compensation expense ratably over the vesting period.

Deferred Rent

Rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Income Taxes

The Company is treated as a partnership for Federal income tax purposes. Therefore, no income tax provision has been included in the accompanying financial statements since the sole member is required to report its share of the Company's income on its income tax return. For income tax purposes, the Company's income flows through to each partner's individual tax returns. As a result, the Company is not liable for Federal or New York State and New York City income taxes. The financial statements include a provision for New York City Unincorporated Business Tax.

(dollars in thousands)

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2014 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company is organized. No reserves for uncertain tax positions were required to have been recorded under ASC 740 for the period from April 1, 2014 to December 31, 2014. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2014, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This standard supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Company's fiscal year ending December 31, 2017, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact of this new guidance on its financial statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

(dollars in thousands)

Presentation of Financial Statements - Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted.

3. Due From Clearing and Other Brokers

The Company has clearing agreements ("Agreements") with four brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250.

At December 31, 2014, due from clearing and other brokers consisted of:

Commissions	$1,701
Receivable from clearing organization	639
Total	**$2,340**

4. Property and Equipment, Net

At December 31, 2014, property and equipment, net consisted of:

	Life	Amount
Leasehold improvements	Lease term	$ 11,050
Computers and equipment	3 years	6,886
Furniture and fixtures	5 years	3,659
Gross Fixed Assets		**21,595**
Less: Accumulated depreciation and amortization		(12,342)
Fixed Assets, Net		**$ 9,253**

5. Related Party Transactions

Through October 31, 2014, The Company shared its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. At December 31, 2014, the Company had a receivable of $100 from ISI.

(dollars in thousands)

The Company has an affiliate in the UK, International Strategy & Investment (UK) Limited ("ISI UK"), to market the Company's research and to service its European clients. All of ISI UK's expenses are charged back to the Company on a cost-plus basis. The Company had a payable of $3,677 at December 31, 2014 to ISI UK, which is included in Due to Affiliate.

Through October 31, 2014, The Company had an affiliate in China, Shanghai Dong-Mei Investment Consulting Company Ltd. ("ISI China") that provided research support services. All of ISI China's expenses were charged back to the Company.

From November 1, 2014, pursuant to the Administrative Services and Expense Agreement, East provides the following services to the Company:

a. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company;

b. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

c. Communication services, postage, office supplies; and

d. Administrative and support services and equipment as may be necessary for the Company to conduct its business.

The Company had a payable of $14,882 at December 31, 2014 to East, which is included in Due to Affiliate.

The Company has advanced funds to employees and has recorded receivables for the outstanding balances as of December 31, 2014 for $1,228.

6. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

All Company employees have an option to participate in the Company's self-funded, comprehensive medical care benefits program. The cost of medical care is paid out of employee and employer contributions and is held in a separate bank account. The Company has contracted with United Medical Resources, a United Healthcare company, as third-party administrator to provide administrative services for this health care benefits program. Liabilities for health claims for current employees are based on the estimated costs. As of December 31, 2014, cash of $481 was in the account. The estimated liability for outstanding claims at December 31, 2014 was $45 and is included in accrued expenses on the statement of financial condition.

(dollars in thousands)

7. Commitments

Office Leases

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending December 31,	
2015	$ 3,625
2016	3,630
2017	3,315
2018	3,271
2019	3,271
Thereafter	4,633
Total	**$21,745**

At December 31, 2014, the Company was contingently liable for $1,789 in standby letters of credit in favor of the Company's landlords. The Company has restricted cash that serves as collateral for the letters of credit.

8. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. As of November 2014, the Company elected to operate under the Alternative Standard, with a minimum net capital requirement of $250. As of December 31, 2014, the Company had regulatory net capital of $7,548 and excess net capital of $7,298, respectively.

9. Liabilities Subordinated to Claims of General Creditors

At December 31, 2014, subordinated borrowings consisted of $10,550 in subordinated notes with East, bearing interest at 5.5% payable semi-annually; $10,000 is due on October 31, 2019, and the balance of $550 is due on demand. Subordinated borrowings of $10,000 have been approved by FINRA and are available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On November 17, 2014, FINRA approved the conversion of $12,000 in subordinated notes to equity by East, which was a non-cash transaction.

The balance of $550 is not pursuant to a subordinated borrowing agreement approved by FINRA and, therefore, is not available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Subsequent Events

Management has evaluated subsequent events through March 9, 2015, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, in the Company's financial statements.